Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

[redacted]

06017691

6 October 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

10/25

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

5 October 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Tabcorp Holdings Limited (the 'Company') will be held at the Grand Waldorf Ballroom, Carlton Crest Hotel, 65 Queens Road, Melbourne at 10.00am on Monday, 27 November 2006.

Attached are copies of documents relating to the Company's Annual General Meeting that will be dispatched to shareholders on 9 October 2006 with their dividend statements and, if requested, the Company's annual report for the year ended 30 June 2006.

Included in the attachments are:

- Chairman's letter;
- Notice of Annual General Meeting; and
- Proxy form.

The Annual General Meeting will be webcast live on the company's website at **www.tabcorp.com.au**

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communication to:
C/- Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235
Telephone: 1300 665 661
Telephone: (02) 8280 7418
Facsimile: (02) 9287 0303
Facsimile (proxy only): (02) 9287 0309
E-mail: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

9 October 2006

Dear Shareholder,

I am pleased to invite you to Tabcorp's 2006 Annual General Meeting, which will be held at the Grand Waldorf Ballroom, Carlton Crest Hotel, 65 Queens Road, Melbourne, at 10.00am on Monday 27 November 2006. Enclosed is a Notice of Meeting detailing the business to be considered at the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form with you to enable prompt registration on your arrival.

The meeting will be webcast live on the company's website at **www.tabcorp.com.au** and will also be archived on this website for later viewing.

Proxy voting and voting on-line
If you are unable to attend the meeting, you are encouraged to vote on-line using the share registry's website **www.linkmarketservices.com.au** or appoint a proxy to attend and vote on your behalf. To appoint a proxy complete the enclosed proxy form in accordance with the instructions on the proxy form. The proxy form should be returned to the company's share registry either by facsimile on (02) 9287 0309 or in the envelope provided. On-line votes and proxy forms must be received by 10.00am (AEST) on Saturday 25 November 2006 to be valid for the meeting.

Become an eShareholder (receive your communications electronically)
Shareholders are encouraged to receive their dividend statements and all shareholder communications electronically which helps reduce the impact on the environment and costs associated with printing and sending annual reports, dividend cheques and other materials by mail. By becoming an eShareholder, you also avoid mailing delays as your documents are sent and received on payment date. Shareholders can make their selections using the on-line share registry facility.

Do you really need a printed copy of the annual report?
You can help the environment and reduce costs by electing not to receive an annual report in the mail. If you elect not to receive these reports, you will continue to receive notice of meetings, proxy forms and other shareholder correspondence. The annual report and all major company announcements are available on the company's website at **www.tabcorp.com.au**. To cease receiving the annual report by post, simply contact the share registry on the above details.

Shareholder benefits card
We are reviewing all customer loyalty and reward programs across the Tabcorp Group. Until such time as a new shareholder benefits program is in place, we are continuing with the current shareholder benefits card. You may continue to use your current card at our hotel and casino properties until 30 April 2007. Shareholders who hold 200 shares or more and wish to obtain the current card should contact our share registry on 1300 665 661. For details about the benefits available and the terms and conditions visit the Shareholder Centre of our website at **www.tabcorp.com.au**.

I look forward to welcoming you to the Annual General Meeting.

Yours faithfully,

Michael Robinson AO
Chairman

Notice of Annual General Meeting

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent, Melbourne Australia 3004

FOR THE PURPOSE OF ASSISTING VISION IMPAIRED SHAREHOLDERS, A COPY OF THIS NOTICE IN LARGE PRINT IS AVAILABLE BY CALLING (03) 9868 2779.

Notice is hereby given that the Annual General Meeting of Tabcorp Holdings Limited (the "Company") will be held at the Grand Waldorf Ballroom, Carlton Crest Hotel, 65 Queens Road, Melbourne on Monday, 27 November 2006 at 10.00am.

Item 1 – Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and of the Auditor in respect of the year ended 30 June 2006.

Item 2 – Election and Re-Election of Directors

Mr Richard Warburton and Mr Lawrence Willett will retire at the conclusion of the Annual General Meeting and are not seeking re-election.

(a) In accordance with the Constitution of the Company, Mr Anthony Hodgson retires and, being eligible, offers himself for re-election. Accordingly, it is proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution:

'To re-elect as a Director of the Company Mr Anthony Hodgson who, being a Director of the Company, retires and, being eligible, offers himself for re-election.'

(b) The Company has received a nomination from Ms Gabriela Byrne to stand for election as a Director of the Company at the Annual General Meeting. As at the date of this Notice of Annual General Meeting, Ms Byrne has not informed the Company that she has obtained the necessary regulatory approvals to enable her to be appointed as a Director of the Company, in accordance with the Constitution of the Company. If Ms Byrne has received all necessary regulatory approvals to enable her to be appointed as a Director of the Company in accordance with the Constitution of the Company, and provided evidence of this to the satisfaction of the Board, prior to the date of the Annual General Meeting, then it will be proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution. Otherwise, this resolution will not be put to the Annual General Meeting.

'To elect as a Director of the Company Ms Gabriela Byrne who, being eligible, offers herself for election.'

(c) If Dr Ziggy Switkowski has received all necessary regulatory approvals and has been appointed by the Board as a Director of the Company prior to the Annual General Meeting, then, in accordance with the Constitution of the Company, it will be proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution. Otherwise, this resolution will not be put to the Annual General Meeting.

'To elect as a Director of the Company Dr Ziggy Switkowski who, having been appointed as an addition to the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers himself for election.'

Item 3 – Amendment to the Constitution

(a) To consider and, if thought fit, pass the following resolution as a special resolution:

'That, subject to receiving any necessary written approvals of the New South Wales Casino Control Authority, the Minister responsible for the administration of the Casino Control Act 1982 (Qld), the 'Minister' as defined in section 5 of the Totalizator Agency Board Privatisation Act 1997 (NSW) and the Minister responsible for administering the Totalizator Act 1997 (NSW), and with effect from the later of the passing of this resolution and the receipt of all such written approvals referred to above as are necessary, the Constitution of the Company be altered by deleting the existing Rule 81(c) and substituting in its place the following Rule 81(c):

"Nomination of Directors

(c) No person (other than a Retiring Director) is eligible for election to the office of Director at any general meeting unless:

(i) the person or a shareholder intending to nominate the person has given notice in writing, signed by the nominee, giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee; and

(ii) the person has given notice in writing, signed by the person, giving evidence, to the satisfaction of the Board, that the person has, as at the date of the notice, obtained the approvals specified in Rule 68 and attaching copies of the written approvals specified in Rule 68(1) in relation to the person.

To be valid, the notices specified in paragraphs (i) and (ii) of this Rule 81(c) are required to be left at the Office not less than 75 days before the meeting."'

(b) To consider and, if thought fit, pass the following resolution as a special resolution:

'That the Constitution of the Company be altered by deleting from the definition of "Retiring Director" in Rule 2(1) the words "Rule 79" and substituting in their place the words "Rule 69".'

Item 4 – Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' Report) in respect of the year ended 30 June 2006 be adopted.'

Item 5 – Grant of Performance Options to Managing Director and Chief Executive Officer

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That approval be given to the grant of 2,459,016 Performance Options to the Managing Director and Chief Executive Officer of the Company, Matthew Slatter, under the Tabcorp Long Term Performance Plan and on the basis described in the Explanatory Memorandum to this Notice of Meeting.'

Voting exclusion statement

In accordance with the Australian Stock Exchange ("ASX") Listing Rules, the Company will disregard any votes cast on resolution 5 by:

- Mr Matthew Slatter; and
- any other Director who is eligible to participate in any Tabcorp employee incentive scheme; and
- any of their respective associates.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board

Kerry Willcock
Company Secretary
Dated: 9 October 2006

NOTES ON VOTING

Voting at the Meeting

1. The Company has determined that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded in the Company's Register of Members as at 10.00am (AEST) on Saturday 25 November 2006.
2. On a poll, ordinary shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting referred to below).

Voting by Proxy

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies, who may be either an individual or a body corporate. Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:
   - appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the *Corporations Act 2001* (Cth); and
   - provides to the Company satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

   If a shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. An additional form of proxy will be supplied by the Company's Share Registry on request.
2. In the case of joint shareholders, the form of proxy must be signed by either one or both of the joint shareholders personally or by attorney. If you are signing as an attorney then the power of attorney must have been noted by the Share Registry or a certified copy must accompany the proxy form.
3. If the shareholder is a corporation, the form of proxy may be executed under its common seal, or under the hand of two directors of the company or a director and a company secretary of the company. If there is a sole director who is also the sole secretary, the form of proxy may be signed by that person.
4. A proxy need not be a shareholder of the Company.
5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, the Chairman intends to vote your proxy in favour of the re-election of Mr Anthony Hodgson and the election of Dr Ziggy Switkowski, and against the election of Ms Gabriela Byrne, in relation to item 2, and in favour of all other resolutions.
6. To be effective, a form of proxy must be received by the Company at the postal address shown below or at the Company's registered office, 5 Bowen Crescent, Melbourne, Victoria, 3004, or at the facsimile number (02) 9287 0309, by 10.00am (AEST) on Saturday 25 November 2006. Proxy forms may also be lodged on-line at the Share Registry's website, www.linkmarketservices.com.au. You will be taken to have signed your proxy form if you lodge it in accordance with the instructions on the website.

A Form of Proxy accompanies this Notice of Annual General Meeting.

Restrictions on Voting

Gaming legislation in Victoria, New South Wales and Queensland and Part 2 (Rules 131 to 139) of the Company's Constitution contain provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. The legislation also sets out the regulation of shareholding interests. The relevant Minister has the power to request information to determine whether a person has a prohibited shareholding interest. If a person fails to furnish these details within the time specified or, in the opinion of the Minister, the information is false or misleading, the Minister can declare the voting rights of those shares suspended.

For Lodgement of Proxy Form

Proxy forms may be lodged at the Company's registered office or at the Company's Share Registry at the following addresses:

Link Market Services Limited
Locked Bag A14
Sydney South, NSW 1235

or

Link Market Services Limited
Level 12
680 George Street
Sydney, NSW 2000

or by facsimile: (02) 9287 0309
or on-line at www.linkmarketservices.com.au.

EXPLANATORY MEMORANDUM

Item 1 – Financial Statements and Reports

The Financial Report, Directors' Report and Auditor's Report for the Company for the year ended 30 June 2006 will be laid before the meeting. There is no requirement for shareholders to approve those reports. However, the Chairman will allow a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the Auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of the Auditor in relation to the conduct of the audit.

Written questions to the Company's Auditor about:

- the content of the Auditors' Report; and
- the conduct of the audit,

may be submitted no later than Monday 20 November 2006 to:

The Company Secretary
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Facsimile: (03) 9868 2639
E-mail: investor@tabcorp.com.au

Copies of the questions, if any, to the Company's Auditor will be available at the meeting and posted on the Company's website.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company may be submitted at any time prior to the meeting to the Company Secretary at the above address.

Item 2 – Election and Re-Election of Directors

(a) **Re-election of Mr Anthony Hodgson as a Director of the Company**

Mr Anthony Hodgson was appointed by the Board as a Director of the Company in June 1994. Under the ASX Listing Rules and the Constitution of the Company, Mr Hodgson retires and being eligible offers himself for re-election as a Director.

Mr Hodgson was the co-founder, and former Senior Partner, of the chartered accounting firm Ferrier Hodgson. Mr Hodgson is a Director of Coles Myer Limited and Collins Associates Limited. He is also a member of the Advisory Board at Visy Industrial Packaging Holdings Limited and a member of the Advisory Council at J P Morgan. Mr Hodgson is Chairman of the Tabcorp Audit Committee and a member of the Tabcorp Nomination Committee and the Risk and Compliance Committee.

(b) **Election of Ms Gabriela Byrne as a Director of the Company**

Ms Gabriela Byrne has nominated to stand for election at the Annual General Meeting of the Company as a Director of the Company. Pursuant to the Constitution of the Company, for a person to be appointed as a Director of the Company, each of the New South Wales Casino Control Authority, the Minister responsible for the administration of the *Casino Control Act 1982* (Qld) (presently the Treasurer of Queensland) and the New South Wales Minister responsible for administering the *Totalizator Agency Board Privatisation Act 1997* (NSW) and the *Totalizator Act 1997* (NSW) must have given their prior written approval to the appointment, and the person must also have received all other necessary regulatory approvals.

As at the date of this Notice of Annual General Meeting, Ms Byrne has not informed the Company that she has received any of the approvals referred to above. Ms Byrne's nomination for election as a Director at the Annual General Meeting may only be considered if she receives the necessary regulatory approvals prior to the date of the Annual General Meeting. The Company is not in a position to assess whether or not Ms Byrne will receive the necessary regulatory approvals prior to the date of the Annual General Meeting. Accordingly, the resolution relating to the appointment of Ms Byrne as a Director of the Company will not be put to the Annual General Meeting unless Ms Byrne has received all necessary regulatory approvals to enable her to be appointed as a Director of the Company in accordance with the Constitution of the Company, and provided evidence of this to the satisfaction of the Board, prior to the date of the Annual General Meeting.

Ms Byrne has asked the Company to include in this Notice of Annual General Meeting the following text in relation to her candidature. The Company has not independently verified this material.

> Gabriela Byrne, 50 years old, became addicted to Poker Machine Gambling in early 1993 and in the process lost approx $40,000, almost ruined her marriage and contemplated suicide on many occasions. She stopped poker machine gambling in 1997 and since then has been passionate in her attempt to help others from falling into the same trap and/or supporting the people that were already caught. She has an in-depth knowledge and expertise on issues surrounding problem gambling and believes that her experience would help Tabcorp fulfil its corporate social responsibilities.
>
> Gabriela Byrne is the founder and a director of The Free Yourself Program and chairperson of Chrysalis Insight Inc, a vice president of Duty of Care and secretary of Know the Odds. She was a consulting member of the Interchurch Gaming taskforce and a member of the Government Working Group looking at the Industry Code of Conduct. She is currently standing as a candidate for the start-up party People Power in the 2006 Victorian state election.

(c) **Election of Dr Ziggy Switkowski as a Director of the Company**

Following the receipt of all necessary regulatory approvals, as previously announced by the Company, Dr Ziggy Switkowski will be appointed by the Board, in accordance with the Constitution, as a Director of the Company. Under the ASX Listing Rules and the Constitution of the Company, a Director who is appointed by the Board may hold office only until the next general meeting of the Company and is then eligible for election at that meeting. Accordingly, subject to receiving all necessary regulatory approvals and subject to being appointed as a Director of the Company prior to the Annual General Meeting, Dr Switkowski offers himself for election as a Director. If Dr Switkowski has not received all necessary regulatory approvals and been appointed as a Director of the Company prior to the Annual General Meeting, the resolution in relation to the election of Dr Switkowski as a Director of the Company will not be put to the Annual General Meeting.

Dr Switkowski was the Chief Executive Officer and Managing Director of Telstra Corporation Limited from 1999 to mid 2005, and is a former Chief Executive Officer of Optus Communications. Dr Switkowski worked for Kodak (Australasia) for 18 years, serving as the Chairman and Managing Director from 1992-1996. Dr Switkowski is a Director of Suncorp-Metway Limited and Healthscope Limited, and is President of the Board for the Australian Centre for the Moving Image (ACMI).

The Chairman intends to vote undirected proxies in favour of the re-election of Mr Anthony Hodgson and the election of Dr Ziggy Switkowski, and against the election of Ms Gabriela Byrne.

The Board recommends the re-election of Mr Anthony Hodgson and the election of Dr Ziggy Switkowski.

Item 3 – Amendment to the Constitution

(a) **Nomination to stand for election as a Director of the Company**

Rule 68 of the Constitution of the Company contains rules about the necessary qualifications for a person to be appointed as a Director of the Company. It provides that each Director must be a person in respect of whom certain regulators have given prior written approval to the appointment as a Director, and that each Director must have received all other necessary regulatory approvals (if any) for him or her to be a Director of the Company (including any approvals required for the Company to continue to hold any licences, permits or authorisations which it may hold from time to time). Similarly, Rule 133 of the Constitution of the Company provides that the Company must obtain the prior written approval of the relevant regulators prior to appointing any person as a Director of the Company.

Rules 68 and 133 of the Constitution contain provisions which the Company was required to insert by the New South Wales Casino Control Authority, the Queensland Minister responsible for the administration of the *Casino Control Act 1982* (Qld) and the New South Wales Minister responsible for administering the *Totalizator Agency Board Privatisation Act 1997* (NSW) and the *Totalizator Act 1997* (NSW) following the Company's acquisitions of, respectively, Star City Holdings Limited, Jupiters Limited and Tab Limited.

Some doubt has arisen as to whether persons who seek to nominate to stand for election as a Director of the Company must have obtained the regulatory approvals described above before being eligible to nominate. The Board recommends that the Company amend its Constitution to clarify the position.

The Board believes that it is in the best interests of the Company to ensure, as far as possible, that all persons nominating to stand for election as a Director of the Company have, as at the closing date for nominations, obtained the regulatory approvals necessary for them to be appointed as a Director of the Company. At present, it may be possible for a person who has not received the necessary regulatory approvals to nominate for election as a Director of the Company at a general meeting of the Company without having any intention of obtaining the necessary approvals. The Company may be required to distribute information about such candidates in the notice of meeting and include in the notice of meeting resolutions relating to the proposed election of such candidates, notwithstanding that they have not obtained the necessary approvals. If so, shareholders would be presented with material which, ultimately, it would prove unnecessary for them to have considered. This is not intended to suggest in any way that any of the current candidates for board positions have nominated without any intention of obtaining the necessary approvals.

The Board considers that it is in the best interests of the Company and its shareholders to amend the Constitution of the Company in the manner proposed to ensure, as far as possible, that all persons who propose to stand for election as Directors of the Company are candidates capable of being elected by shareholders, as they have, prior to the closing date for nominations, obtained all necessary regulatory approvals to enable them to be appointed as a Director. In a situation where the number of persons standing for election as Directors of the Company exceeds the number of persons who may be elected in accordance with the Constitution of the Company,

shareholders that vote by proxy and direct their proxies how to vote prior to the meeting may not know whether or not their preferred candidate is eligible for election. They may direct their proxy to vote in favour of that candidate and against other candidates. If, ultimately, their preferred candidate does not obtain the necessary regulatory approvals, those shareholders may have been deprived of the opportunity to vote in favour of an eligible candidate whom they considered preferable to other eligible candidates standing for the position. By ensuring that all candidates have obtained the necessary regulatory approvals by the closing date for nominations, shareholders can cast their votes knowing that each candidate for whom they choose to vote is eligible for election.

The Board recommends that shareholders vote in favour of the proposed amendment to Rule 81(c) of the Constitution. Rule 81(c) presently requires that a person seeking to be nominated to stand for election as a Director of the Company at a general meeting, or a shareholder seeking to nominate that person, must give notice to the Company not less than 35 business days before the meeting. The proposed amendment would preserve the nomination requirement in Rule 81(c), with two changes. First, nominations would need to be received not less than 75 days before the meeting. A period of this length is to ensure that nominations are submitted in sufficient time to enable the notice of meeting to be finalised, approved by the ASX (if necessary), printed and distributed to shareholders of the Company sufficiently in advance of the meeting to give shareholders adequate time to consider it. Second, a requirement would be introduced into Rule 81(c) to the effect that, not less than 75 days before a general meeting, a person nominating to stand for election as a Director of the Company at that meeting would be required to:

(i) give evidence, to the satisfaction of the Board, that they have obtained the regulatory approvals described above; and

(ii) provide the Company with copies of certain specified necessary regulatory approvals.

The Constitution of the Company provides that, to amend certain Rules in the Constitution, the Company must obtain the prior written approval of the New South Wales Casino Control Authority, the Minister responsible for the administration of the *Casino Control Act 1982* (Qld), the 'Minister' as defined in section 5 of the *Totalizator Agency Board Privatisation Act 1997* (NSW) and the Minister responsible for administering the *Totalizator Act 1997* (NSW). The resolution to effect the proposed amendment is expressed to be subject to receiving any such necessary approvals, and, if approved by shareholders, the resolution will take effect on the later of the date it is passed and the date that any necessary regulatory approvals have been obtained.

(b) Typographical error in the definition of 'Retiring Director'

It is proposed to take this opportunity to correct a typographical error in the definition of 'Retiring Director' in Rule 2(1) of the Constitution of the Company. The existing definition includes a reference to a Director who ceases to hold office pursuant to Rule 79. The correct cross-reference should be to Rule 69.

The Chairman intends to vote undirected proxies in favour of the resolutions in relation to item 3.

The Board recommends that shareholders vote in favour of the resolutions in relation to item 3.

Item 4 – Remuneration Report

Pursuant to the *Corporations Act 2001* (Cth), the Company is required to include in the Directors' Report a detailed Remuneration Report relating to Directors' and executives' remuneration in the financial year ended 30 June 2006, and submit it for adoption by resolution of shareholders at the Annual General Meeting.

The Directors' Report for the year ended 30 June 2006 contains the Company's Remuneration Report. A copy of the Remuneration Report is set out on pages 44 to 56 of the Concise Annual Report, which can be found on the Tabcorp website at www.tabcorp.com.au.

The Remuneration Report discusses matters including (but not limited to):

- Board policy for determining the remuneration of Directors and executives;
- the relationship between that policy and the Company's performance;
- details of the performance conditions associated with the remuneration of the Managing Director and Chief Executive Officer and senior executives;
- certain details prescribed by the Corporations Regulations relating to the remuneration of the Directors and the five most highly remunerated executives of the Company and the Tabcorp Group.

The Chairman intends to vote undirected proxies in favour of the resolution in relation to item 4.

The Board recommends that shareholders vote in favour of the resolution in relation to item 4.

The shareholder vote is advisory only and does not bind the Directors or the Company.

Item 5 – Grant of Performance Options to the Managing Director and Chief Executive Officer

Shareholders are being asked to approve the new equity component of Mr Matthew Slatter's remuneration package.

(a) Background

Mr Slatter became Tabcorp's Managing Director and Chief Executive Officer in October 2002. The Company recently entered into a new employment agreement with Mr Slatter. As part of Mr Slatter's remuneration package, Tabcorp will, subject to obtaining the necessary shareholder approval, offer 2,459,016 Performance Options to him. In accordance with the ASX Listing Rules, shareholder approval is being sought for the grant to Mr Slatter of 2,459,016 Performance Options. The Performance Options are to be issued under the Tabcorp Long Term Performance Plan, with the vesting and exercise conditions relating to the Performance Options being as described below.

The key terms of employment for Mr Slatter under his new employment arrangements were disclosed by the Company in a release to the ASX dated 22 September 2006. Mr Slatter's remuneration package provides a balance between fixed and incentive pay. Mr Slatter will receive fixed remuneration (inclusive of superannuation) of $1,500,000 per annum, and there will be both short term and long term incentive arrangements. Pursuant to the short term incentive arrangements, Mr Slatter will participate in a short term performance scheme pursuant to which he will be eligible to receive a short term performance award based on his individual performance and the Company's performance over the annual performance review period. The short term performance award may comprise a cash amount of up to 1.68 times Mr Slatter's fixed remuneration. The long term incentive arrangement involves the grant of Performance Options under the Tabcorp Long Term Performance Plan, for which shareholder approval is sought.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following specified information in relation to the Performance Options which are proposed to be granted to Mr Slatter pursuant to the Tabcorp Long Term Performance Plan. For further information on the Long Term Performance Plan, refer to the remuneration report in the Concise Annual Report for the year ended 30 June 2006 on pages 44 to 56.

(b) Date the securities will be provided

If approved by shareholders, the Performance Options may be issued within 12 months after the Annual General Meeting. It is proposed that the Performance Options will be issued as soon as possible after the Annual General Meeting (subject to shareholder approval being obtained).

(c) **Maximum number of securities to be provided**

The maximum number of Performance Options that may be acquired by Mr Slatter under the Tabcorp Long Term Performance Plan pursuant to the resolution set out at item 5 is 2,459,016. It is intended that no further offers of Performance Options will be made to Mr Slatter during the period prior to 30 June 2009.

(d) **The price of the securities, vesting conditions and other matters**

Exercise price

No amount is payable on the grant of the Performance Options. If the applicable performance hurdles are met, and Mr Slatter wishes to exercise his Performance Options, he must pay the exercise price. The exercise price will be the volume weighted average price of Tabcorp ordinary shares on the ASX over the five trading days immediately after 30 September 2006.

Conditions of vesting

The Performance Options may vest over a 3 to 5 year period after 7 October 2006 (the "Test Period"), subject to the satisfaction of applicable performance hurdles (described below). If the performance hurdles have not been met by the end of the Test Period, the Performance Options will lapse, though the Board does have power under the Long Term Performance Plan to waive vesting conditions.

The performance hurdles which will apply in respect of the grant of the Performance Options to Mr Slatter are relative total shareholder return (the "Total Shareholder Return Hurdle") and earnings per share ("EPS") growth (the "EPS Growth Hurdle"). Whether the applicable performance hurdle has been met for the Performance Options will be determined on the Test Dates during the Test Period. Test Dates will occur at six monthly intervals during the Test Period, with the first Test Date occurring at the commencement of the Test Period (that is, at 7 October 2009) and the final Test Date occurring at the conclusion of the Test Period (that is, at 7 October 2011).

The Total Shareholder Return Hurdle will apply in respect of 1,229,508 Performance Options (the "TSR Hurdle Performance Options"), and the EPS Growth Hurdle will apply to the remaining 1,229,508 Performance Options (the "EPS Hurdle Performance Options"). However, any out-performance at a Test Date under the EPS Growth Hurdle will enable up to 50% of the TSR Hurdle Performance Options to vest (as described below), provided that the maximum number of Performance Options that can vest is 2,459,016.

Total Shareholder Return Hurdle

The Total Shareholder Return Hurdle measures Tabcorp's total shareholder return ("TSR") ranking against a peer group of 100 companies, being the one hundred largest ASX listed companies based on market capitalisation and excluding property trusts, infrastructure groups and mining companies measured from 7 October 2006.

Tabcorp's TSR ranking as against peer companies based on the ASX Top 100 has been chosen as one of the performance measures for the Performance Options as it directly aligns with the interests of shareholders and reflects performance as measured against the Company's key strategic objective, which is to maximise total shareholder return as compared with TSR for peer companies based on the ASX Top 100.

Total shareholder return measures the return received by shareholders from holding shares in a company over a particular period. TSR is calculated by taking into account the growth in a company's share price over the period as well as the dividends received (and assumed to be reinvested back into the company's shares) during that period.

The table below sets out the percentage of the TSR Hurdle Performance Options that will vest depending on Tabcorp's TSR ranking as at the applicable Test Dates.

TSR ranking	Percentage of the TSR Hurdle Performance Options that will vest
Below the 50th percentile	0% of the TSR Hurdle Performance Options will be exerciseable
At the 50th percentile	50% of the TSR Hurdle Performance Options will be exerciseable
At or above the 75th percentile	100% of the TSR Hurdle Performance Options will be exerciseable
Above the 50th percentile and below the 75th percentile	An additional 2% of the TSR Hurdle Performance Options will become exerciseable for each 1 percentile increase above the 50th percentile

The TSR Hurdle Performance Options may vest progressively. This means that if on Test Dates during the Test Period Tabcorp's relative TSR ranking is higher than as measured on previous Test Dates during the Test Period, a further number of the TSR Hurdle Performance Options may vest in addition to the Performance Options that may have already vested. The maximum number of TSR Hurdle Performance Options that will have vested on the basis of the Total Shareholder Return Hurdle will accord with the highest measure of Tabcorp's relative TSR ranking on Test Dates during the Test Period.

An example of the way in which TSR Hurdle Performance Options may vest progressively over the Test Period is indicated in the following table.

Test Date	TSR Ranking at Test Date	Cumulative percentage vested	Percentage vesting at Test Date
First Test Date (at 7 October 2009)	50th percentile	50% vested	50% vest
Second Test Date (at 7 April 2010)	65th percentile	80% vested	30% vest (equal to 80% less 50% already vested)

EPS Growth Hurdle

The EPS Growth Hurdle relates to the growth in earnings per share. If at a Test Date the normalised pre-non-recurring items earnings per share growth (compound annual rate of growth over the Test Period) (the "EPS CAGR") is less than 4% ("Threshold EPS CAGR"), none of the EPS Hurdle Performance Options will vest. If at a Test Date the EPS CAGR is equal to 4%, then 80% of the EPS Hurdle Performance Options will vest. If at a Test Date the EPS CAGR is equal to or greater than the Target EPS CAGR, then all of the EPS Hurdle Performance Options will vest and become exercisable. The Target EPS CAGR will be determined by the Board in November 2006 and may only be varied in the Board's discretion in exceptional circumstances. There will be a straight line vesting of the EPS Hurdle Performance Options between the Threshold EPS CAGR of 4% and the Target EPS CAGR. The EPS Hurdle Performance Options may vest progressively during the Test Period, in a similar fashion as described above in relation to the TSR Hurdle Performance Options.

If at a Test Date the EPS CAGR exceeds the Target EPS CAGR, this will be regarded as out-performance under the EPS Growth Hurdle and, in addition to enabling all of the EPS Hurdle Performance Options to vest, will enable up to 50% of the TSR Hurdle Performance Options (assuming that all of the TSR Hurdle Performance Options had not otherwise vested) to vest as follows. The number of TSR Hurdle Performance Options that may vest due to out-performance under the EPS Growth Hurdle will be determined based on a straight line vesting between the Target EPS CAGR and an EPS CAGR of 12%, with

50% of the TSR Hurdle Performance Options vesting if the EPS CAGR as at a Test Date is 12% or more. No more than 50% of the TSR Hurdle Performance Options may vest as a result of out-performance under the EPS Growth Hurdle.

Exercise and lapse of Performance Options

As mentioned above, the Performance Options may be exercised by Mr Slatter upon payment of an exercise price as determined above.

Upon exercise of Performance Options, Mr Slatter will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

Performance Options that have not vested after the end of the Test Period will lapse.

Performance Options that have vested during the Test Period will be exerciseable until 7 October 2013 (subject to the position set out below in relation to termination of employment). Following this time, any vested Performance Options that remain unexercised will lapse.

Upon termination of employment which is initiated by Mr Slatter, all unvested Performance Options will lapse immediately. Upon termination of employment which is initiated by the Company, all unvested Performance Options, other than the number determined below, will lapse immediately (except in the case of termination for serious misconduct in which case all vested (but not exercised) and all unvested Performance Options will lapse immediately). The number of unvested Performance Options which will not lapse in the case where termination is initiated by the Company (other than for serious misconduct) is the number determined by multiplying 2,245.68 Performance Options by the number of days of Mr Slatter's service between 7 October 2006 and the termination date (provided that this may not exceed 2,459,016 Performance Options) and deducting the number of Performance Options which have vested as at the termination date. The unvested Performance Options (if any) which do not lapse following the termination of Mr Slatter's employment (as calculated above) will be capable of vesting upon the satisfaction of the performance hurdles set out above. If any such unvested Performance Options vest subsequent to the termination of Mr Slatter's employment, they must be exercised by Mr Slatter within 90 days after the date of vesting, following which they will lapse.

In all circumstances of termination of employment (other than for serious misconduct), all Performance Options that have vested at the date of termination will be exerciseable by Mr Slatter for a period of 90 days following termination of employment, following which they will lapse.

(e) Directors who have received securities under the Long Term Performance Plan since the last approval

The names of the Directors or associates of the Directors who received securities under the Long Term Performance Plan since the last shareholder approval was given, the number of the securities received and the acquisition price for each security are as follows.

Mr Slatter received the following Performance Options and Share Rights under the Long Term Performance Plan in accordance with the approval granted by shareholders at the Annual General Meeting held on 30 October 2003.

Performance Options

Date of Grant	Number	Exercise Price
1 December 2003	352,349	$11.23
8 September 2004	307,693	$14.54
7 September 2005	318,080	$16.51

Share Rights

Date of Grant	Number
1 December 2003	15,996
8 September 2004	13,947
7 September 2005	14,420

There is no acquisition or exercise price in the case of the Share Rights.

No other Directors have received securities under the Long Term Performance Plan.

(f) Directors who are eligible to participate in the Long Term Performance Plan

Mr Slatter is presently the only Director entitled to participate in the Long Term Performance Plan.

(g) No loan scheme

There is no loan scheme in relation to the Long Term Performance Plan.

The Chairman intends to vote undirected proxies in favour of the resolution in relation to item 5.

Mr Slatter, who has a personal interest in the subject of the resolution in relation to item 5, has abstained from making a recommendation to shareholders in relation to the resolution. **The other Directors recommend that shareholders vote in favour of the resolution in relation to item 5.**

Tabcorp

TABCORP HOLDINGS LIMITED

ABN 66 063 780 709

Please return your proxy form to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 665 661
(02) 8280 7418
Facsimile: (02) 9287 0309
ASX Code: TAH
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of Tabcorp Holdings Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder named above) you are appointing as

your proxy or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Monday 27 November 2006 and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. **Proxies will only be valid and accepted by the Company if they are signed and received by 10:00am (AEST) on Saturday 25 November 2006.** The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business, other than item 2(b) where the Chairman intends to vote undirected proxies against that item.

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box(es) below.**

Item 2 – Election and Re-Election of Directors	For	Against	Abstain*
(a) Re-Election of Mr Anthony Hodgson	☐	☐	☐
(b) Election of Ms Gabriela Byrne	☐	☐	☐
(c) Election of Dr Ziggy Switkowski	☐	☐	☐

Item 3 – Amendment to the Constitution	For	Against	Abstain*
(a) Nomination to stand for election as a Director of the Company	☐	☐	☐
(b) Typographical error in the definition of 'Retiring Director'	☐	☐	☐
Item 4 – Remuneration Report (non-binding advisory vote)	☐	☐	☐
Item 5 – Grant of Performance Options to Managing Director and Chief Executive Officer	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting Link Market Services Limited at the address or telephone number shown on this form. The Link Market Services Limited privacy policy is available on its website (www.linkmarketservices.com.au).

TAH PRX641

Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

6 October 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

APPOINTMENT OF ZIGGY SWITKOWSKI AS DIRECTOR

Following the receipt of all necessary regulatory approvals, Dr Ziggy Switkowski has now been appointed as a non-executive Director of Tabcorp Holdings Limited.

Attached is the Appendix 3X – Initial Director's Interest Notice for Dr Switkowski.

For more information regarding Dr Switkowski's appointment, refer to Tabcorp's announcement on 19 December 2005.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited (**Tabcorp**)
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Zygmunt Edward Switkowski
Date of appointment	2 October 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
22,800 Tabcorp ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Held by spouse Ms Jadwiga Teresa Switkowski	11,000 Tabcorp ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.